UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB/A

Firstline Environmental Solutions Inc.
(Name of Small Business Issuer in its charter)

Florida (State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

#203- 20189 56th Avenue, Langley, British Columbia, Canada (Address of principal executive offices)	V3A 3Y6 (zip code)

Issuer's telephone number (604) 468 2955

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered _________________________________________ _________________________________________	Name of each exchange on which each class is to be registered _________________________________ _________________________________

Securities to be registered under Section 12(g) of the Act:

COMMON (Title of class)

(Title of class)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 2336 (11-03)

Item 1.     Description of Business

a.	Business Development

Firstline Environmental Solutions Inc. (FEMS) was incorporated August 22, 1997 in the State of Florida, United States as Project I Corp., and the corporate name change to Firstline Environmental Solutions Inc. occurred October 18, 2001. The Company is listed on the Pink Sheet OTC Exchange with the trading symbol "FEMS" in the United States of America. FEMS has a wholly owned subsidiary in Canada named Firstline Recovery Systems Inc. (FLRS), which was incorporated in British Columbia on June 1, 1998. Both companies are referred to commonly as "Firstline".

In June 1998, FLRS was assigned Canadian patent No. 1,110,206 and U.S. patent No. 4,265,743 protecting an apparatus for the extraction of gold from placer deposits, as well as a rotary receptacle stratifier, a rotating dirt extraction machine which separates dirt materials from contaminants within a slurry, with liquid flow for placer mineral processing (Canadian patent no. 1,153,336) and a placer mineral concentrator and process, (U.S. patent no. 4,347,130), all in consideration of 100,000 shares of FLRS common stock.

Firstline Environmental Solutions Inc. undertook a reverse acquisition on July 18, 2002 with Firstline Recovery Systems Inc., which is now the wholly-owned subsidiary of FEMS. FEMS has operated as a holding company listed on the Pink Sheet OTC Exchange since inception. All operating activities have always been conducted in the subsidiary FLRS, except for all of the below described mining claims, which were assigned to FEMS as at May 15, 2005. FEMS is registered in Canada with CCRA and is extra-provincially registered in the Province of British Columbia.

Firstline received $82,000.00 of scientific research funds during 2002 for the development of its licensed patent "Centrifuge Processor" for the purpose of cleaning contaminated sites.

Firstline was awarded its first contract with the Department of National Defense in September 2001, for the remediation of their contaminated site at the Chilliwack Military Base, Chilliwack, B.C.

b.	Business of Issuer

Firstline Recovery Systems Inc. (FLRS) was formed with the objective of developing both a mining property and remediating soils contaminated with heavy metals. Utilizing existing mining technologies and techniques FLRS embarked on a two year research and exploration program to refine the processes and equipment needed to bring their goals to fruition. The results included the patented "Centrifuge Processor" which was purchased by Firstline in July 1998. In the above-mentioned project completed for Canada's Department of National Defence, FLRS and its "Centrifuge Processor" met with success cleaning one of the Ministry's lead contaminated shooting ranges in Chilliwack, British Columbia, Canada. With this success FLRS expanded its objectives and developed a mission to bring advanced technologies and methodologies to a broader range of environmental contamination challenges. By 2001 the experience gained in the remediation field provided Firstline the impetus to expand into precious metals recovery and into the exploration of magnetite as an environmentally friendly blast abrasive material as well as the marketing of ancillary products and services to compliment these areas of interest.

Precious Metals - FEMS

Firstline obtained its Miner certificate number 141500 in December 1998, for the purpose of acquiring Hard Rock Mining Claims, for exploration and future development. Firstline acquired its first gold property shortly thereafter called the Burns Group Mineral Claims, (The Burns Group) which encompasses 3,274 Acres (1,325 hectares) of Mineral Hard Rock Claims. Firstline acquired another adjoining property at Burns Mountain in 2000, adding another 6,475 acres (2,622 hectares) of Mineral hard Rock property, creating a total of 9,749 acres (3,947 hectares) of exploration property.

The Mount Burns claim group is located in the Quesnel Highland area of the Interior Plateau in the Province of British Columbia. The property is situated within NTS area 93H/04, TRIM areas 93H002 and 93H003; centered approximately at 53° 03’ North latitude and 121° 38’ East longitude. The claims are in the Cariboo Mining District. Access to the northern portion of the property is via Highway 26 (Barkerville Highway) which transects the northwestern portion of the claims a distance of 10 Km west from the Town of Wells or 70 Km east of Quesnel. Additional access is via the 72F logging road ( and accessories) which heads south from the Stanley loop road, and joins into the historic Stanley Wagon Road, along with the ATV trail which heads northerly from near the junction of the old and new highways a short distance east of Oregon Gulch.

In January 2005, the Burns Group was converted to cells; this resulted in the property being recorded as 3,947 hectares within 158 cells. The new tenure numbers are 506325, 506328, 506333, 506335, 506336 and 506337. Firstline also has two placer properties in the same region, namely the Hawk placer property and the Joytown property both LPM’s (lease of placer minerals) of which Joytown is near the head of Cunningham Creek. A placer mine is the surface mining of a property’s deposits using washing or dregding.

On May 15, 2005, all of the mineral rights were assigned by way of agreement from FLRS to FEMS and are now registered under Miner certificate number 201413, Firstline Environmental Solutions Inc., as outlined in the chart below. The assignment was executed to segregate and manage the Company’s mining assets into the parent company FEMS, from the soil remediation and natural mineral products which will remain in the subsidiary FLRS. Only nominal consideration was recorded for this intra-company transfer.

On July 30, 2005 FEMS optioned out three of its seven mineral claims to Georgia International Mining Corporation. The option requires consideration in the sum of $285,000 plus payment of expenditures for the first phase of exploration works.

Firstline must submit the annual assessment fees to maintain good standing of all of its mineral claims. In accordance with the mineral tenure act, the annual assessment fees are $4.00 per hectare and the annual filing fees are $0.40 per hectare as outlined in the chart below.

Tenure Number	Claim Name	Map Number	Good To Date	Status	Mining Division	Area (hec)		Discription	Annual fee	Assessment
Owner - Miner Certificate No. 201413 (100%) Firstline Environmental Solutions Inc.									.40/hec	4.00/hec

506325	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	77.72		Mineral cells	$31	$311
506328	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	446.93		Mineral cells	$179	$1,788
506333	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	913.66		Mineral cells	$365	$3,655
506335	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	992.03		Mineral cells	$397	$3,968
506336	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	758.26		Mineral cells	$303	$3,033
506337	Burns Mountain	093H	2005/DEC/14	GOOD	CARIBOO	758.62		Mineral cells	$303	$3,034

			Total Hard Rock		Hectares	3,947.2	47		$1,579	$15,789
					Acres	9,753.8	21

									.40/hec	5.00/hec

514918	Hawk	093H	2006/JUN/21	GOOD	CARIBOO	45.	700	Placer LPM	$18	$229
374389	Joytown	093A094	2006/APR/07	GOOD	CARIBOO	69.	500	Placer LPM	$28	$348

			Total Placer		Hectares	115.	200		$46	$576

The property has been examined by an independent professional geologist, Robert “Ned” Reid, P.Geo. Mr. Reid conducted his exploration program in the fall of 2004 and submitted his certified geology report to Firstline on March 23, 2005. The report outlines positive results from the reconnaissance survey in conjunction with research of historical data. This identified two primary target areas in the northern portion of the claim group which justify further investigation. The area examined, being approximately 2,000 acres, is only a small portion of the property, and the remaining 7,750 acres is virtually unexplored. Due to the favorable results in the geologist report, Mr Reid has recommended to commence a drilling program. Further, Firstline is committed to commence the work program recommended by Mr. Reid for 2005 and 2006.

The first primary target is the Foster Ledge area, identified by the geologist as an anomalous area. This anomalous area warrants further exploration which would consist of an trenching program with an excavator to reveal bedrock and anticipated veins of gold bearing quartz. The drilling program will penetrate the bed rock to depth desired and assays would reveal the gold content. The second area of interest is the head of the existing hydraulic pit located on Perkins Gulch. Our geologist has determined that the overburden in this area is too deep for a soil sampling grid to be useful , but exposed sulfides on the side of the pit indicate the possibility of a gold showing. The drilling program will reveal the core samples of the material for analysis.

The proposed exploration work will be conducted by Tom Hatton and his crew, with the assistance and guidance of the company’s geologist, Ned Reid, P.Geo. Experienced and skilled personnel is readily available in the local area.

Tom Hatton, our President, and our field people have lived and worked in the area for many years and are very familiar with Burns Mountain property. In 1990 Mr. Hatton, discovered an 8.5 ounce gold nugget at Burns Creek, which was recorded and published in the B.C. mining records.

The Company and its directors will disclose information as required under the guidelines of The Securities Exchange Commission of the United States — Industry Guide 7 with respect to the technical report prepared and submitted to the Company by its Geologist, Robert E. (Ned) Reid, P.Geo. The Company acknowledges that the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, and in all probability the properties do not contain any reserves and any funds spent on exploration will probably be lost.

Natural Mineral Products – FLRS

Recent environmental regulations throughout North America have restricted the use of traditional abrasives like silica-sand and some slags in the blast cleaning (sand blasting) market where 5 million tons of abrasives are used each year, as per the Canadian Industrial Abrasive Association. We believe that magnetite, a natural occurring compound, has emerged as a less health-damaging and more environmentally friendly alternative to the traditional non-recyclable abrasives. This product is more environmentally friendly as it is a natural occurring compound that is not chemically enhanced and therefore has minimal environmental impact from the extraction, use and disposal of this material in our application. We also believe that specific particle sizes that we can produce of natural magnetite product performs optimally in blast cleaning applications and can be recycled.

As Firstline Recovery Systems Inc. searched for environmentally friendly products to expand into the Blast Abrasive industry, research lead us to a large deposit of magnetite on the Tulameen River on a property owned by Golden Spike Exploration, a Canadian company headquartered in Coalmont, British Columbia. The magnetite that was discovered had been tested as a blast abrasive and showed very promising results as outlined in the Powertech Labs Inc. report dated August 27, 2002. Firstline entered into a partnership with Golden Spike to do larger sampling, bulk testing and ultimately take the project to production levels. This contract, is currently on hold, pending management’s current focus of all resources on the mining assets of the business. The Company does not plan to pursue any expansion into the blast abrasives industry in the near future.

In late 2002 bulk production tests were done to establish the best onsite recovery methods and to develop large samples for testing in the marketplace. 2003 was spent testing these samples and establishing market acceptance for Firstline brand name “Eco-Blast” product. These tests were conducted by Powertech Labs Inc. and B.M. Guthrie Inspection & Consulting. Market testing was conducted by Mr. Grant Morrison – Director of Marketing for Firstline, who has opened liason with Target Products Ltd., headquartered in Vancouver, BC, with plants and distribution worldwide. “Eco-Blast” meets the requirements that the industry has for an environmentally friendly product, in that it has excellent cutting rate, the rate at which the abrasive efficiently removes material such as paint or corrosion from an object, and can be priced competitively. Preparations to go into full production were instituted in February of 2004 but were delayed due to start-up capital requirements.

The Firstline product, “Eco-Blast” is a natural mineral extracted product. The magnetite was analyzed by Powertech Labs Inc., a company that is recognized throughout North America. Powertech conducted a site inspection on August 27, 2002 and its testing report was prepared by Brian Guthrie Inspection and Consulting, a certified coating inspector in both Canada and the United States.

Soil Remediation –

The Canadian Ministry of Defence called on Firstline and the “Centrifuge Processor” technology to assist them with the clean up of contaminated soil at a military base in Chilliwack, British Columbia, Canada. Firstline was able to meet all the requirements set out for them, removing lead bullets or slugs & lead and copper fines to 300 ppm as well as brass casings in accordance with established guidelines. From the Ministries own estimates, a minimum of $261,000 savings was realized through the use of Firstline’s technology.

The Firstline “Centrifuge Processor” a proprietary machine that removes lead and other heavy metals from affected soils. With its roots in the mining industry the “Centrifuge Processor” is versatile, yet rugged enough to handle the most demanding projects. It has been designed to maximize throughput while minimizing environmental concerns. With on-board screens and concentrators the “Centrifuge Processor” uses water that is continually recycled, eliminating environmental degradation from spills and greatly reducing the use of fresh water.

Firstline holds an assignment of Canadian patent no. 1,110,206 and U.S. patent no. 4,265,743 on an apparatus for the extraction of gold from placer deposits and a rotary receptacle stratifier with liquid flow for placer mineral processing, Canadian patent no. 1,153,336 and Placer mineral concentrator and process, U.S. patent no. 4,347,130.

Item 2.     Management's Plan of Operation

Firstline is an exploration stage company with mineral rights to Burn’s Mountain mineral property in the Cariboo region of British Columbia Canada, and placer rights for Hawk and Joytown LPM’s (lease of placer minerals) in the same region. The Company also has proprietary rights in its soil remediation equipment “Centrifuge Processor” and magnetite mineral product trade named “Eco-Blast” as outlined further on page 4.

Management undertook to carryout an initial geology survey of its Burns Mtn. property in the fall of 2004. Based on the positive results of the Company’s geology report which Firstline received in March 2005, management’s plan of operations has resolved to focus all energies and resources towards the second stage of exploration at Burns Mtn. The Company is currently raising $500,000 CDN through its flow through Offering Memorandum whereby over 70%, $350,000, of the proceeds will be expended toward further exploration and the drilling program as recommended by the geologist. Please see Description of Securities-Flow Through Shares, page 13.

The timeline and specific use of proceeds are outlined in the table below. Firstline plans to utilize the capital in blocks as it is raised to perform the milestones in the projected timeframes initiating in September 2005. Preliminary discussions and coordination have been conducted for engagement of our geologist Robert “Ned” Reid and his team, as well as placement and operation of the drilling rig and equipment. Management plans that all assay and analytical testing will be conducted by Eco Tech Laboratory Ltd., based in Kamloops BC, though the Company has no contract with Eco Tech at this time. The majority of the annual fees and assessment costs for the mineral tenures are due and budgeted for in December 2005 as outlined in the chart in on page 4.

Description of Exploration Program	No.of Months to Complete	Cost to Complete
Burns Mtn. Exploration Phase Timetable/Budget*
Prospecting – surface sampling	Months 1 to 2	$15,000 (1)
Trenching and Gridding	Months 1 to 5	$55,000 (2)
Deployment of Drill Equipment and Accessories	Months 2 to 3	$25,000 (2)
Drill Equipment Placement and Implementation	Months 2 to 4	$25,000 (2)
Drilling program and works (2 man operation)	Months 5 to 9	$160,000 (2)
Preliminary Test Works - geophysics	Months 5 to 9	$30,000 (2)
Analysis, Assaying and Reporting - geochemistry	Months 6 to 10	$40,000 (2)

Total – Exploration Expenditures		$ 350,000

General & Administrative
Complete the Offering – fees & commissions	Months 1 to 4	$50,000 (2)
Leases, Fees and Assessments	Ongoing	$25,000 (1)
General Working Capital	Ongoing	$75,000 (1)

Total*		$ 500,000

*	The exploration program and all other expenditures will be funded through the Offering Memorandum discussed above.

Management plans that all assay and analytical testing will be conducted by Eco Tech Laboratory Ltd., based in Kamloops BC, though the Company has no contract with Eco Tech at this time. The quality assurance and quality control protocols regarding sample preparation, controls, custody, assay precision and accuracy are outlined herin as follows:

Eco Tech methodology — Analytical Method Assessment for gold assay:
Samples are sorted and dried (if necessary). The samples are crushed through a jaw crusher and cone or rolls crusher to –10 mesh. The sample is split through a Jones riffle until a –250 gram sub sample is achieved. The sub sample is pulverized in a ring & puck pulverizer to 95% — 140 mesh. The sample is rolled to homogenize. A 30 g sample size is fire assayed using appropriate fluxes. The resultant dore bead is parted and then digested with aqua regia and then analyzed on a Perkin Elmer AA instrument. Appropriate standards and repeat sample (Quality Control Components) accompany the samples on the data sheet.

Analytical procedure assessment report – geochemical gold analysis:

Samples are catalogued and dried. Soils are prepared by sieving through an 80 mesh screen to obtain a minus 80 mesh fraction. Samples unable to produce adequate minus 80 mesh material are screened at a coarser fraction. These

(1)     This amount will be paid from the proceeds of the Offering attributable to the 30% (non- flow through) portion of the Offering
(2)     This amount will be paid from the proceeds of the Offering attributable to the 70% flow-through portion of the Offering.

samples are flagged with the relevant mesh. Rock samples are 2 stage crushed to minus 10 mesh and a 250 gram subsample is pulverized on a ring mill pulverizer to -140 mesh. The subsample is rolled, homogenized and bagged in a prenumbered bag. The sample is weighed to 30 grams and fused along with proper fluxing materials. The bead is digested in aqua regia and analyzed on an atomic absorption instrument. Over-range values for rocks are re-analyzed using gold assay methods. Appropriate reference materials accompany the samples through the process allowing for quality control assessment. Results are entered and printed along with quality control data (repeats and standards). The data is faxed and/or mailed to the client.

Analytical procedure assessment report – multi element icp analysis

Samples are catalogued and dried. Soil samples are screened to obtain a -80 mesh sample. Samples unable to produce adequate -80 mesh material are screened at a coarser fraction. These samples are flagged with the relevant mesh. Rock samples are 2 stage crushed to minus 10 mesh and pulverized on a ring mill pulverizer to minus 140 mesh, rolled and homogenized. A 0.5 gram sample is digested with 3ml of a 3:1:2 (HCl:HN03:H20) which contains beryllium which acts as an internal standard for 90 minutes in a water bath at 95°C. The sample is then diluted to 10ml with water. The sample is analyzed on a Jarrell Ash ICP unit. Results are collated by computer and are printed along with accompanying quality control data (repeats and standards). Results are printed on a laser printer and are faxed and/or mailed to the client.

The Offering is comprised of 200 units, each consisting of 10,000 common shares of which 7,000 are flow-through eligible (flow-through shares simply provide a tax reduction strategy for Canadian tax payers as outlined Item 8). Each share has a warrant attached which is exercisable in two years at a price of $0.50 USD per share. The units are priced at $2,100 CDN each for the first 120 units and $3,100 CDN per unit for the remaining 80 units. Upon the maximum subscription to the Offering, the Company will issue an aggregate of 2,000,000 common shares. Fully diluted the Offering will realize $500,000 CDN, plus $500,000 USD (upon the exercise of the 2,000,000 warrants) for an aggregate issue of 4,000,000 common shares.

Firstline entered into an Option to Purchase Agreement on July 30, 2005 with Georgia International Mining Corporation, whereby the Company has optioned to Georgia three out of the six mineral tenures that Firstline holds in the Burns Mountain claim. The option purchase price is $285,000.00 CDN of which $35,000.00 has been received as a non-refundable deposit and the balance of $250,000.00 is to be paid by way of two payments of $125,000.00 each commencing June 15, 2006 and ending June 15, 2007. Georgia has further agreed under the Option Agreement to fund the first phase of the work program to establish grids, radiometric surveys, along with geological mapping and sampling on the optioned property.

Georgia International Mining is required to fund exploration expenditures on the option property. Georgia is to make its first installment payment of $125,000.00 on or before June 30, 2006 and at that time Georgia will make its own decision whether to continue on with further exploration works on the optioned property. Should Georgia not make its first installment payment as called for under the option agreement, the agreement then becomes void, and Firstline Environmental will retain the optioned property and all monies advanced by Georgia International Mining Corporation as liquidated damages.

The Company’s assets are recorded at the lower of cost or market value. The total assets at May 31, 2005 were $348,153 USD net of amortization, as compared to $295,445 in the prior year. The majority of Firstline’s assets are long-term in nature and thus considered to be of lower liquidity. The Company’s cash inflow has been generated mainly from shareholder loans, short-term loans and issuance of common stock with minimal revenues and government incentive programs since inception. As delineated in the Company’s audited financial statements, over the past two years, the amounts due on short-term notes have been reduced by $99,257, while shareholder’ loans and common stock issuance have increased by $66,649 and $726,724 respectively. Of the $343,934 due to shareholders as at May 31, 2005, $340,906 (99.12%) was converted to shares issued on June 14, 2005.

Management continually reviews its overall capital and funding needs to ensure that the capital base can support the estimated needs of the business. These reviews take into account current business needs as well as the Company’s future capital requirements. Based upon these reviews, to take advantage of strong market conditions and to fully implement our expansion strategy, management believes that the Company will continue to increase our net capital through the proceeds from sales of our securities. The Company currently maintains minimal cash balances and is funded by management and shareholder loans to satisfy monthly cash requirements in the interm of raising external funding. For more information on the cash flows of the Company, please see the statement of cash flows included in the Company’s audited financial statements appearing elsewhere herein.

In the notes to our audited financial statements the auditors have added a Note “B” regarding the going concern status which raises substantial doubt pertaining to our ability to continue as a going concern. This going concern opinion may impact our ability to raise additional capital.

The Company cannot currently meet its cash requirements without, future sale of shares or its current management and/or advances or loans from controlling shareholders or corporate officers to provide sufficient working capital to preserve the integrity of the corporate entity during the development phase.

There is no assurance that the Company will be able to obtain additional funding through the sales of additional shares or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company. It is the intent of management and controlling shareholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

Management has developed a business plan to address the company’s net capital deficiency. This includes raising capital through its current Offering Memorandum and optioning some of the company’s mineral claims to other exploration companies (refer to Note M) The Company is a publicly trading company on the Pink Sheets Exchange in the United States. Firstline Environmental Solutions Inc. is currently preparing documentation and disclosure statements for filing with the Securities Exchange Commission (SEC) to become a full reporting issuer on the OTC BB Exchange in the United States.

Item 3.     Description of Property

Firstline obtained its Miner certificate number 141500 in December 1998, for the purpose of acquiring Hard Rock Mining Claims, for exploration and future development. Firstline acquired its first gold property shortly thereafter called the Burns Group Mineral Claims, (The Burns Group) which encompasses 3,274 Acres (1,325 hectares) of Mineral Hard Rock Claims. Firstline acquired another adjoining property at Burns Mountain in 2000, adding another 6,475 acres (2,622 hectares) of Mineral hard Rock property, creating a total of 9,749 acres (3,947 hectares) of exploration property.

The Mount Burns claim group is located in the Quesnel Highland area of the Interior Plateau in the Province of British Columbia. The property is situated within NTS area 93H/04, TRIM areas 93H002 and 93H003; centered approximately at 53° 03’ North latitude and 121° 38’ East longitude. The claims are in the Cariboo Mining District. Access to the northern portion of the property is via Highway 26 (Barkerville Highway) which transects the northwestern portion of the claims a distance of 10 Km west from the Town of Wells or 70 Km east of Quesnel. Additional access is via the 72F logging road ( and accessories) which heads south from the Stanley loop road, and joins into the historic Stanley Wagon Road, along with the ATV trail which heads northerly from near the junction of the old and new highways a short distance east of Oregon Gulch. A small scale map showing the location and access to the property is displayed on the following page.

In January 2005, the Burns Group was converted to cells, a defined geographical area for exploration; this resulted in the property being recorded as 3,947 hectares within 158 cells. The new tenure numbers are 506325, 506328, 506333, 506335, 506336 and 506337. Firstline also has two placer properties in the same region, namely the Hawk placer property and the Joytown property both LPM’s (lease of placer minerals) of which Joytown is near the head of Cunningham Creek.

The rock formations consists of a variety of quartzites in the area and displays variations of color from white and light grey through medium grey to black. The rock formation structural suggests a favourable development of fractures which were mineralized with a auriferous quartz. The rocks cleaved into relatively flat slabs of which the depth is not known to date.

The work completed on the site to date by the Company includes a reconnaissance survey, mapping, trenching and gridding and excavation to gather over 800 surface samples from the site. Soil geochemical surveys have been analyzed and assayed in conjunction with our geologist report.

There is no production plant and equipment on site at this time as the property is still in exploration stage, however the drill and excavation equipment will be deployed to the site upon funding and commencement of the drilling program. A single phase powerline bisects the property, and portable gen sets are available as well for access to any power requirements.

Firstline has incurred $255,075 to date on its mineral properties and plans to expend an additional $350,000 in the very near future to carry out the drilling program on Burns Mountain as outlined within this report.

         In accordance with Industry Guide 7, Firstline notes that all of its mining properties are without known reserves and the Company’s proposed program is exploratory in nature.

Small scale map of the Burns Mountain mineral claims

Item 4.     Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners holding five percent or greater of the 17,506,815 shares of common stock outstanding as of August 31, 2005 and of Management assuming the exercise of outstanding options held by management.

Title of Class	Name and Address Beneficial Owner	Position	Amount & Nature of Beneficial Owner*	% of Class
Common	Tom Hatton
Box 111,
Wells, BC, V0K 2R0

Evan Brett
19651 - 48th Avenue,
Langley, BC, V3A 3K7

Dorlyn Evancic
1228 Gateway Place,
Port Coquitlam,
BC, V3C 5X4

Fu Kwai Enterprises
Ltd.**
Suite 215, 8171 Cook Road
Richmond, BC, V6Y 3T8

Great West
Management Corp.***
Suite 102 - 20475 Douglas Cres.
Langley, BC, V3A 4V6

Directors and
Officers as a
	Group (3 persons)	Director President Director Secretary Director Treasurer, CFO Principal Shareholder Principal Shareholder	590,000 482,054 500,000 2,674,833 3,805,632 1,572,054	3.0% 2.4% 2.5% 13.5% 19.3% 7.9%

*	Ownership is direct and the following exercisable warrants are included: T Hatton – 40,000, E. Brett – 113,416, Fu Kwai – 150,000

**	100% of the voting rights of this Principal Shareholder are controlled by Robert Vaughan

***	100% of the voting rights of this Principal Shareholder are controlled by Gino and Delaine Mollica

Item 5.     Directors and Executive Officers, Promoters and Control Persons

NAME	AGE	POSITION*	1ST YEAR WITH COMPANY

Tom Hatton Evan Brett Dorlyn Evancic	62 65 41	Director, President Director, Secretary Director, Treasurer, Chief Financial Officer **	2004 2005 2005

*	Directors serve until resignation or their successors are elected by the shareholders.

**	Mr. Evancic serves as Chief Financial Officer through a consulting agreement with Pro-Act Management, see Exhibit 10.2

Business Experience

Firstline has three directors and officers as listed below. All of the directors spend as much time as necessary to manage the business as required, and currently utilize an average of third of their time as a whole, to manage the business on a day to day basis.

Tom Hatton, President: Mr. Hatton has extensive and significant experience in all facets of the minerals and mining industry. Over the past twenty five years Tom’s experience has been and continues to be on the training and technical side of the mineral and placer mining operations, from the field start-up stage to completion and the managing of production. Mr. Hatton ran his own placer mining operation for ten years prior to joining Firstline. Over the ten years, with only five months production time per season, Tom extracted over 4,500 ounces of gold from his placer mining operations. Tom’s operation was based within ten miles of Firstline’s present mineral claims at Burns Mountain. Further, both Tom and the Company’s geologist have lived in the same region for over 20 years and continue to live there. They have explored many of the mineral grounds within the area and have become invaluable to the Firstline team and are highly respected in the local mining community. His knowledge and expertise in the mining industry will be instrumental to the company. Mr. Hatton has been a project manager with Firstline Recovery Systems Inc. in charge of acquisitions and operations, since 1998 and has been in directorship with Firstline Environmental Solutions Inc. since 2004.

Evan Brett: Evan has been in commercial real estate for the past 33 years selling and leasing commercial and investment properties and businesses. During that time he has also been active in numerous other businesses and organizations such as 9 years as a director of the Fraser Valley Real Estate Board chairing various committees, 5 years as a director of Homewood Mortgage Investment Corp. and more recently 3 years as a director of VWR Mortgage Investment Corp. Aside from his involvement in both Firstline companies, he has become an owner and director of two newly formed companies, EKG Minerals Inc. and GM International Investments Inc. He is a contributing author and editor of a soon to be published manual entitled a Guidebook to Commercial Real Estate. He is a graduate of both U.B.C. and Simon Fraser Universities in B.C. and is the father of 5 grown children. He comes from a background of varied work experience, teacher, skipper, office manager, sales manager, taxi driver, commercial fisherman. He has received additional training in contractual law, public speaking, conflict resolution, writing, media management and public relations. Mr. Brett has been a commercial realtor for the past 25 years, and he is currently with Royal LePage — Wolstencroft Realty in Langley, BC.

Dorlyn Evancic: Mr. Evancic has over 19 years of experience in business finance, management and operations in various corporations and industries. He has held executive positions in financial management and as a consultant with many private and public organizations. In these capacities he has coordinated a wide range of corporate activities including, business planning and development, financial analysis, treasury management, due diligence, systems design and implementation. His diverse background and business acumen will enhance our corporate management. Mr. Evancic has held his CGA designation since 1989 and is the President of Pro-Act Management Inc. which has been providing business management and consulting services to an array of company’s and industries since 1997. Mr. Evancic serves as the Chief financial Officer for Firstline through the Company’s consulting agreement with Pro-Act Management Inc.

There are no family relationships between the directors and officers.

Promoter

Mr.     Reda Akladios of Vancouver, British Columbia was the designated promoter of our company from August 2, 2005 to September 15, 2005. This designation was required by the B.C. Securities Commission for the Offering Memorandum discussed on page 6. Mr. Akladios has received no item of value from the Company for the Promoter’s designation. Mr. Akladios is an officer and director of Georgia International Mining, Inc. On July 30, 2005 Firstline entered into an Option to Purchase Agreement with Georgia International Mining Corporation, whereby the Company has optioned to Georgia three out of the six mineral tenures that Firstline holds in the Burns Mountain claim. The option purchase price is $285,000.00 CDN of which $35,000.00 has been received as a non-refundable deposit and the balance of $250,000.00 is to be paid by way of two payments of $125,000.00 each commencing June 15, 2006 and ending June 15, 2007. Mr. Akladios, disclosed to management that he was in a conflict of interest position between Firstline and Georgia International Mining. He was therefore excluded from participating in any discussion surrounding this transaction. This transaction was therefore considered to have been carried out by arm’s length parties.

Item 6.     Executive Compensation

Firstline has a Consulting Agreement with Pro-Act Management, a company controlled by Dorlyn Evancic, whereby Firstline retained Pro-Act on March 1, 2005, for management and consulting services, including his services as Chief Financial Officer on a one-year renewable term. Remuneration is comprised of shares as disclosed in Item 4 and $3,000 per month on a cash and accrual payment basis through FLRS. The fees to be paid to Pro-Act pursuant to the consulting agreement are to increase to $5,000 per month upon the Company attaining its listing on the OTCBB. Under the consulting agreement, Pro-Act is also eligible to be paid 10% of any gross funds raised for Firstline, that it brings to the Company. However Pro-Act has not raised any funds to date with regards to the Company's Offering described herein, and does not have any potential funding in place, therefore no commission has been paid nor is planned to be paid at this time.

Item 7.     Certain Relationships and Related Transactions

There have been the following related party transactions during the past two years:

Date	Related Person/Relationship	Description of Transaction
May 2004 May 2004 May 2004 May 2004 June 2005 June 2005 June 2005 June 2005 June 2005 July 2005	Great Western Mgmt Corp.
Principal Shareholder

Evan Brett/Director &
Secretary

Fu Kwai Ent. Ltd.
Principal Shareholder

Tom Hatton/Director &
President

Fu Kwai Ent. Ltd.
Principal Shareholder

Evan Brett/Director &
Secretary

Delaine J. Mollica
Family member to Gino
Mollica, principal shareholder
Of Great West Mgmt Corp.

Dorlyn Evancic/Director &
Chief Financial Officer*

Global Energy Resources Ltd.
as affiliate of Gino Mollica
a Principal Shareholder

Reda Akladios/Promoter

707,818 shares issued for debt conversion of $127,407

65,000 shares issued for debt conversion of $16,250
40,000 shares issued for a one year loan extention fee on his $10,000 short-term loan

350,000 shares issued for a one year loan extention fee on its $200,000 short-term loan

65,500 shares issued for debt conversion of $16,375

1,155,833 shares issued for debt conversion of $127,144

33,416 shares issued for debt conversion of $6,014
222,222 shares issued for debt conversion of $50,000

325,000 shares issued for debt conversion of $65,000

500,000 issued for business management and consulting services pursuant to the consulting agreement with Pro-Act Management Inc.

411,000 shares issued for debt conversion of $102,750.

Option to Purchase Agreement with Georgia International Mining Corporation of which Mr. Akladios is an officer and director.

*	Mr. Evancic serves as Chief Financial Officer through a consulting agreement with Pro-Act Management, see Exhibit 10.2

	2005 $US	2004 $US
Interest Paid to Related Parties (per audited financial statements)

Arnold Schmode	1,026.26	4,485.35
Beverly Turnbull	0.00	4,468.28
Bret Hatton	760.33	3,992.98
Evan Brett	3,870.58	1,120.02
Cauldwell	0.00	7,670.54
Frank Iaci	5,210.15	12,638.06
Fu Kwai Enterprises	0.00	69,388.67
Gateway Growth Fund	20,835.35	13,984.76
Gurvinder Brar	0.00	1,220.43
Primecap	0.00	10,605.43
RMS Ross Corp	1,299.75	1,148.31
Sanderson	0.00	2,017.58
Sharon Toebaert	3,368.15	9,770.06
Smith	5,918.67	3,207.31
Tom Hatton	1,634.14	1,875.60
William Wallace	2,004.26	1,603.65
Michael Zazkis	3,413.04	2,757.95
Gary Dawe	0.00	5,132.44
Norman Dawe	0.00	7,290.11
SMJ Holdings	11,671.18	8,067.72
Larry & Karen Smith	5,918.67	6,367.05

	66,930.53	178,812.27

Management Fees Paid to Related Parties (per audited financial statements)

Grant Morrison	5,157.06	17,467.23
Golden Spike Exploration		10,053.62
James Holland		2,904.38
Tom Hatton	6,678.21
499598 BC	2,858.28
Paul Heathcote	3,710.12
Great West Management	3,710.12
Other individuals	211.20	853.12

	22,325.00	31,278.35

Note: The debenture holders who converted their debt to shares are considered to be related parties as they became shareholders of the company when their debentures were converted to shares.

Item 8.     Description of Securities

Common Stock

We are presently authorized to issue 50,000,000 shares of $.001 par value common stock. All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholders’ meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to our Articles of Incorporation for a more complete description of the rights and liabilities of holders of common stock. Our shares do not have cumulative voting rights, which means that the holders of more the 50% of the shares voting for each election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors. We will furnish annual reports to our shareholders, which will include financial statements and other interim reports, as we deem appropriate.

Warrants

We currently have 2,247,315 outstanding warrants. Each warrant represents the right to purchase one share of common stock at price per share as outlined below. These warrants were issued with a two-year exercise period and expire on the dates as outlined in the chart below.

At May 31, 2005, the company has the following warrants outstanding:

Number	Exercise Price	Expiry Date
350,000 150,000 40,000 50,000 700,000 12,500 181,066 133,332 114,814 297,000 145,187 33,416 40,000 2,247,315 =======	$0.35 0.35 0.35 0.35 0.30 0.35 0.30 0.35 0.35 0.30 0.35 0.35 0.30	October 1, 2005
October 6, 2005
October 9, 2005
October 15, 2005
October 15, 2005
November 1, 2005
November 26, 2005
November 28, 2005
December 1, 2005
December 1, 2005
December 17, 2005
February 15, 2006
April 30, 2006

The holders of the warrants have no rights as stockholders until they exercise their warrants.

The Company is conducting a private placement of securities in British Columbia, Canada. The Offering is exempt from the registrant requirements of the Securities Exchange Act of 1933, pursuant to Rule 903 of Regulation S. This Offering consists of up to a maximum of 200 Units, each Unit consisting of 10,000 common shares of which 7,000 shares are “Flow-Through Shares” as described below and 3,000 non flow through common shares, at the following prices:

Number of Units	Price Per Unit
120 80	$2100.00 CDN $3100.00 CDN

Each unit has attached 10,000 warrants, of which each warrant is convertible into one common share, exercisable within two years at a price of $0.50 USD per share. Each of the Common Shares (together the "Shares") of the Company is entitled to one vote at a meeting of shareholders. The Shares are not convertible into shares of any other class and are not redeemable or retractable. We have no present intention of paying dividends. Future dividends, if any, will be determined by the Directors.

Save as described under the heading "Flow-Through Shares" below, there are no special rights or restrictions of any nature attached to any of the Shares and all Shares rank equally with each other as to all benefits which might accrue to the holders of the Shares.

Flow-Through Shares

The Company has agreed to expend an amount equal to the gross proceeds received from purchasers for each common share issued as part of a Unit sold to incur expenditures that qualify as Canadian Exploration Expense ("CEE") and renounce such expenditures in favour of the purchasers of the private placement units, hereafter referred to as "Flow-Through Shares". The renunciation will entitle the purchasers to claim certain deductions for income tax purposes.

Canadian Exploration Expenses "CEE"

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any prospective purchaser and no representation is made with respect to the tax consequences to any particular person. Accordingly, investors should consult their own legal and tax advisors to determine the particular tax consequences to them having regard to their own particular circumstances.

The following has been prepared by management of the Company and is a summary of the principal Canadian federal income tax considerations applicable to purchasers who acquire Flow-Through Shares pursuant to the Canadian private placement, who are resident in Canada, who deal at arm's length with the Company and who hold the Flow-Through Shares as capital property, all within the meaning of the Income Tax Act (Canada) (the "Tax Act"). The Flow-Through Shares will generally be considered to be a capital property, unless the purchaser holds such shares in the course of carrying on a business of trading or dealing in securities or has acquired them in a transaction or transactions considered to be an adventure in the nature of a trade.

This summary does not address purchasers who or which are partnerships, trusts, "principal-business corporations" as that phrase is defined in the Tax Act (being essentially corporations whose main business is the exploitation of natural resources), traders or dealers in natural resource properties, "financial institutions" as that phrase is defined in the Tax Act, persons who deal with the Company on a non-arm's length basis or non-residents of Canada.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), any publicly-announced proposals to amend the Tax Act or Regulations prior to this date and our understanding of the current administrative policies of the Canada Revenue Agency ("CRA").

For the legislative basis of flow-through shares and CEE expenditures, please refer to Sections 66 and 66.1 of the Tax Act and to Section 1219 of the Regulations.

This summary assumes that the Company will make all the necessary tax filings in respect of the issuance of the Flow-Through Shares and the renunciation of CEE in the manner and within the time required by the Tax Act and the Regulations. This summary assumes that the Company will be a "principal-business corporation" at all material times and that the Flow-Through Shares, when issued, will not be "prescribed shares" within the meaning of the Tax Act.

Flow-Through Shares
A flow-through share (FTS) is a mechanism that allows a principal business corporation to obtain financing for expenditures on mineral exploration and development in Canada. By issuing flow-through shares, a company can renounce, or flow through, certain expenses to the purchaser of the share. These expenses are deemed to be incurred by the investor and not the corporation and thereby reduce income subject to tax in the hands of the investor (which can be an individual or another corporation). The FTS mechanism, therefore, not only allows costs to be claimed sooner than they would have seen if they were retained in the corporation incurring them, but also to be claimed against income subject to higher rates.

A "principal-business corporation" as that phrase is defined in the Tax Act, that incurs Canadian exploration expense in the business ("CEE") with funds received from a purchaser pursuant to an agreement to subscribe for flow-through shares (other than certain prescribed shares described in the Regulations) can renounce such CEE to the purchaser so that the expenses are deemed, for income tax purposes, to have been incurred by the purchaser. Generally, CEE includes any expense incurred by a corporation for the purpose of determining the existence, location, extent, or quality, of a mineral resource, or petroleum or natural gas in Canada, including expenses involved with: prospecting, geological, geophysical or geochemical surveys, drilling (rotary, diamond, percussion or other methods), and/or trenching, digging test pits and preliminary sampling.

CEE also includes expenses incurred for the purpose of bringing a new mine into production, including clearing, removing overburden and stripping, and sinking a mineshaft. These expenses can be described as pre-production development costs.

An exploration expense does not include any expense related to a mine that has come into production in reasonable commercial quantities. It also does not generally include any expense incurred in drilling or completing an oil and gas well, or preparing a site for a well, when that well is brought into production within a specified period of time after incurring the expense, or when the total expense incurred to bring that well into production is less than $5 million.

There is a 100% deduction available in respect of CEE in the year that the expenditure is incurred. The deduction is optional and in the case of a principal business corporation, it cannot be used to create a non-capital loss. Any unused balance of Canadian Exploration Expenses (CEE) in a particular year can be carried forward indefinitely and claimed in a later year at the election of the taxpayer.

Pursuant to the Subscription Agreement in substantially the form attached to the Canadian private placement to be entered into between the Company and each purchaser obtaining Flow-Through Shares, the Company will represent that it is, and at all material times will be, a principal-business corporation and that the Flow-Through Shares will not be prescribed shares when they are issued. To effectively renounce the CEE to purchasers, the Company must make certain filings with respect to issuance of the Flow-Through Shares and renunciation of CEE in the manner and within the times required by the Tax Act. The Company will represent to purchasers that it will make such filings and provide purchasers with the necessary information with respect to CEE renounced for purposes of each purchaser's income tax returns. However, the preparation and filing of the income tax returns will be the responsibility of each purchaser.

In general terms, the Company can renounce CEE incurred by it between the date the Subscription Agreement is fully executed by the Company and the purchaser and the end of March of the calendar year following the date which is 24 months from the end of the month that includes that date. The Company will be entitled to renounce the amount of CEE otherwise deductible, less: (i) any previous renunciations with respect to such CEE; (ii) any portion of such CEE that is prescribed under the Regulations as relating to overhead expenses; (iii) any assistance the Company has received or may reasonably be expected to receive that is reasonably related to such CEE; and (iv) any such CEE that is the cost of, or an expense incurred for the use of, certain seismic data as more fully described in the Tax Act. The Company may not renounce to purchasers an amount in excess of the consideration paid by the purchasers for the Flow-Through Shares. Further, the Company will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Company's own cumulative CEE account to be negative.

Subject to certain restrictions in the Tax Act, it is possible for the Company to renounce to a purchaser within the first 90 days after the end of a particular calendar year in which the purchaser and the Company entered into a Subscription Agreement and the purchaser paid for Flow-Through Shares thereunder, CEE that are "Qualifying Expenses" which the Company either incurred before the end of those 90 days or which it will incur thereafter but before the end of the calendar year in which those 90 days occurs. The renunciation will have retroactive effect to December 31 of the previous year.

Deduction for CEE
CEE deemed to have been incurred by a purchaser will be added to the purchaser's cumulative CEE account. A purchaser may deduct, in computing income from all sources for a taxation year such amount as may be claimed not exceeding 100% of the purchaser's cumulative CEE account.

Any such deductions reduce the purchaser's CEE account by a corresponding amount. Also, a purchaser's CEE account is reduced by the amount of any assistance the purchaser becomes entitled to receive in respect of CEE included in that account.

If a purchaser's CEE account becomes negative at the end of a taxation year, that amount must be included in the purchaser's income for that year, and the resulting balance in the account is nil until the purchaser incurs or is deemed to incur further CEE (This may apply when combining a non-refundable investment tax credit claimed by the purchaser in the previous year.)

To the extent that a purchaser does not deduct the balance of his or her cumulative CEE account at the end of a taxation year, the balance will be carried forward indefinitely and the purchaser will be entitled to claim deductions in respect thereof in subsequent taxation years. A purchaser who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of CEE from the Company as described above as well as the ability to deduct any CEE previously renounced to the purchaser by the Company, and the purchaser of such shares will not be entitled to a renunciation of any CEE or to such deductions.

The Company does not propose to engage counsel to verify the expenses incurred or to be incurred, the amounts of renunciation made or to be made by the Company, nor the effective date of any renunciation.

Disposition of Flow-Through Shares
Any disposition or deemed disposition (other than a disposition to the Company) of Flow-Through Shares may result in the realization of a capital gain or capital loss in the taxation year of the disposition, equal to the amount by which the proceeds of disposition exceed the adjusted cost base of the Flow-Through shares and any costs of disposition.

Flow-Through Shares are deemed by the Tax Act to have been acquired at a cost of nil, notwithstanding the amount actually paid for the shares. However, the "adjusted cost base", as that phrase is defined in the Tax Act, of a flow-through share to a purchaser at any time will be averaged with the adjusted cost base of any other flow-through or flow-through common shares of the Company in the same class of such shares which, are held by the purchaser at that time as capital property.

One-half of any capital gain (i.e., a taxable capital gain) from the disposition of Flow-Through Shares must be included in the purchaser's income for the taxation year in which the disposition occurs. One-half of any capital loss (i.e., an allowable capital loss) may be deducted by the purchaser from taxable capital gains for the year and excess allowable capital losses may generally be carried back three years and forward indefinitely. Allowable capital losses may not generally be used to offset other types of income. In some circumstances, an allowable capital loss will be denied if the loss arises from a disposition to a related person.

Dividends Received on Flow-Through Shares
Dividends received by an individual on the Flow-Through Shares will be eligible for a dividend tax credit. For purposes of calculating the individual's income, dividends received by the individual will be increased by one quarter (the "gross-up") and the total amount is added to the individual's income. The individual will then be entitled to a credit against federal income tax payable equal to two-thirds of the grossed-up amount.

Dividends received by a corporation on the Flow-Through Shares are normally received tax-free under the Tax Act, but may be subject to a special refundable tax under Part IV of the Tax Act.

PART II

Item 1.      Market Price of and Dividends of the Registrant's Common Equity and Related Stockholder Matters.

Firstline Environmental Solutions Inc.'s common stock is quoted on the OTC Pink Sheets under the symbol FEMS. The high and low closing bid information for our common stock is based on information received from the OTC Pink Sheet Market.

Quarter Ended	High	Low
November 30, 2003	$0.06	$0.02
February 28, 2004	0.10	0.35
May 31, 2004	0.10	0.07
August 31, 2004	0.07	0.04
November 30, 2004	0.08	0.04
February 28, 2005	0.08	0.05
May 31, 2005	0.05	0.025
August 31, 2005	0.05	0.02

The quotations reflect inter-dealer price, without mark-up, markdown or commission and may not represent actual transactions.

As of August 31, 2005, there were approximately 49 stockholders of record of our common stock.

The Company has not declared any dividends in the past two fiscal years and does not foresee declaring dividends during its current fiscal year.

The Company does not have any compensation plans pursuant to which equity securities are authorized for issuance.

Item 2.     Legal Proceedings

The Company is not a party to any pending legal proceedings.

Item 3.      Changes in and Disagreements with Accountants:    None.

Item 4.      Recent Sales of Unregistered Securities

The following unregistered securities were issued by the Company during the past three years:

Date	# & Type of Securities	To Whom Issued	Consideration
Nov 2002 Nov 2002 Nov 2002 Nov 2002 May 2004 May 2004 Nov 2004 Jun 2005 Jun 2005	5,025,000
Common Shares

951,000
Common Shares

1,157,500
Common Shares

500,000
Common Shares

400,000
Common Shares

3,140,844
Common Shares

2,000,000
Common Shares

2,147,471
Common Shares

500,000
Common Shares	15 Persons in FLRS acquisition 8 Persons 11 Persons 1 Person 3 Persons 14 Persons 2 Persons 6 Persons 1 Person	Share exchange

Debt Conversion
$91,940

Services valued
at $69,450

Security for loan
Valued at $30,000

Services valued
At $51,000

Debt Conversion
$575,723

Services valued
at $100,000

Debt Conversion
$340,908

Services valued
at $50,000

With respect to the sales, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The securities were offered to accredited or sophisticated investors, personally known to the Company’s officers.  The investors were provided all material information regarding the the Company. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Company.

Item 5.     Indemnification of Directors and Officers

Our Articles and Florida law provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of

Florida against all expenses, liability and loss (including attorney’s fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under Article 11.

Florida Revised Statutes Section 607.0850 provides for indemnification of officers, directors, employees and agents as follows:

607.0850 Indemnification of officers, directors, employees, and agents. — (1)  A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(2)  A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3)  To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in Subsection (1) or Subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

(4)  Any indemnification under Subsection (1) or Subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Subsection (1) or Subsection (2). Such determination shall be made:

        (a)  By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

        (b)  If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

        (c)  By independent legal counsel:

1. Selected by the board of directors prescribed in Paragraph (a) or the committee prescribed in Paragraph (b); or

2. If a quorum of the directors cannot be obtained for Paragraph (a) and the committee cannot be designated under Paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

        (d)  By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

(5)  Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by Paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

(6)  Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

(7)  The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

        (a)  A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

        (b)  A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

        (c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or

        (d)  Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

(8)  Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

(9)  Unless the corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

        (a)  The director, officer, employee, or agent is entitled to mandatory indemnification under Subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

        (b)  The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to Subsection (7); or

        (c)  The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in Subsection (1), Subsection (2), or Subsection (7).

(10)  For purposes of this section, the term “corporation” includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(A Development Stage Company)

CONSOLIDATED INDEX TO FINANCIAL STATEMENTS

Cinnamon Jang Willoughby & Company

Chartered Accountants
A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Firstline Environmental Solutions Inc.

(A Development Stage Corporation):

        We have audited the consolidated balance sheet of Firstline Environmental Solutions Inc. as at August 31, 2005 and May 31, 2005 and the consolidated statements of stockholders’ operations and changes in stockholders’ equity and cash flows for the three months ended August 31, 2005 and for the years ended May 31, 2005 and 2004 and from the date of inception (August 21, 1997) to August 31, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2005, May 31, 2005 and 2004 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles in the United States.

         As described in note M to the consolidated financial statements, the accompanying consolidated financial statements of Firstline Environmental Solutions Inc. as of August 31, 2005, May 31, 2005 and 2004 and for the three months ended August 31, 2005 and for the years ended May 31, 2005 and 2004 has been restated.

        These consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the company has incurred recurring net losses and a net capital deficiency. These factors raise substantial doubt about the company’s ability to continue as a going concern. Management’s plans to rectify the capital deficiency and losses are outlined in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Burnaby, B.C. October 18, 2005 (November 29, 2005 as to the effects of the restatements described in Note M)	/s/ Cinnamon Jang Willoughby & Company "Cinnamon Jang Willoughby & Company" Chartered Accountant

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 1N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.
HLB Cinnamon Jang Willoughby & Company is a member of International. A world-wide organziation of accounting firms and business advisors.

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
August 31, 2005 and May 31, 2005

	August 31, 2005	May 31, 2005
	(restated - see Note M)	(restated - see Note M)
Asset
Current:
Cash	$1,025	$77

Long-term:
Investments (Note D)	14,615	14,615
Mineral Claims (Note E)	81,241	81,242

	95,856	95,857
Equipment (Note F)	142,965	152,219

	239,846	248,153

Liabilities
Current:
Accounts payable	$204,418	$185,415
Due to shareholders (Note G)	11,625	343,934
Short term notes (Note H)	374,357	354,042

	590,400	883,391

Shareholders' Deficiency
Share Capital:
Authorized -
50,000,000 Common shares with par value of $0.001
Issued and Outstanding -
17,506,815 (May 31, 2005 - 14,859,344) Common shares (Note I)	17,507	14,860
Aditional paid in capital	1,297,219	908,959

	1,314,726	923,819
Deficit, accumulated during the development phase	(1,639,087)	(1,565,702)
Other accumulated comprehensive loss	(26,193)	6,645

	(350,554)	(635,238)

	$239,846	$248,153

-See accompanying notes-

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(A Development Stage Company) CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended August 31, 2005 and 2004 and for the Years Ended May, 31, 2005 and 2004
And for the Period from August 21, 1997 (date of inception) through August 31, 2005

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004	Year ended May 31, 2005	Year ended May 31, 2004	Period from August 21, 1997 (date of inception) through August 31, 2005
	(restated - see Note M)	(unaudited)	(restated - see Note M)	(restated - see Note M)	(restated - see Note M)
Revenue	$—	—	$—	—	$61,770

Mineral exploration and development (recovery)	(27,105)	57,499	99,704	31,451	155,372

Operating Expenses
Accounting and legal fees	8,181	1,602	13,767	20,430	59,581
Advertising and promotion	—	796	796	1,848	25,921
Amortization	7,613	11,016	38,041	41,356	215,629
Auto expense	—	1,171	2,342	3,809	14,386
Bank charges and interest	18,310	17,105	68,402	181,037	404,230
Consulting fees	52,454	53,151	107,943	31,288	202,218
Contract work	—	—	—	1,415	22,329
Foreign exchange	—	—	—	—	125,495
Insurance	—	—	—	322	5,073
Management fees	12,000	18,610	22,325	31,278	128,395
Office and miscellaneous	1,932	128	182	14,813	173,810
Rent	—	416	1,665	4,924	14,775
Repairs and maintenance	—	—	—	380	11,852
Telephone and utilities	—	148	591	4,718	10,220
Travel	—	1,036	1,036	11,209	18,145

Total operating expenses	100,490	105,179	257,090	348,827	1,432,059

	73,385	162,678	356,794	380,278	1,525,661
(Gain) loss on disposal of investment	—	—	42,279	(9,309)	47,209
Writedown of assets	—	—	—	64,532	64,532
Loss on Disposal of Shares	—	—	—	—	1,685

Net Loss	$73,385	162,678	$399,073	435,501	$1,639,087

Net loss per weighted-average share -
Basic and fully diluted	$0.00	0.00	$0.03	0.04	$0.19

Weighted-average number of shares	17,103,939	12,859,344	13,939,945	10,650,374	8,838,588

— See accompanying notes —

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
Three Months Ended August 31, 2005 and 2004 and for the Years Ended May 31, 2005 and 2004
And for the period from August 21, 1997 (date of inception) through August 31, 2005

	Three Months Ended August 31, 2005	Three Months Ended August 31, 2004	Year Ended May 31, 2005	Year Ended May 31, 2004	Period from August 21, 1997 (date of inception) through August 31, 2005
	(restated - see Note M)	(unaudited)	(restated - see Note M)	(restated - see Note M)	(restated - see Note M)
Operating Activities
Net loss	$(73,385)	$(162,678)	$(399,073)	$(435,501)	$(1,639,087)
Adjustments for:
Amortization	7,613	11,016	38,041	41,356	215,629
Shares issued for services	50,000	—	100,000	—	256,160
Shares issued for settlement of debt	340,907	—	—	626,724	1,058,566
Loss on disposal and write down of assets	—	—	42,279	60,408	111,741
Changes in non-cash working capital
Increase (decrease) in accounts payable	19,003	722	8,999	37,390	204,418
Increase in short term notes	20,315	45,745	91,490	(190,746)	374,357
Increase (decrease) in amount due to shareholders	(332,309)	131,161	176,184	(109,535)	11,625

Net cash used in operating activities	32,144	25,966	57,920	30,096	593,409

Investing Activities
(Acquisition) disposal of mineral claims	1	—	(23,895)	—	(81,241)
Proceeds from redemption (acquisition) of investments	—	—	—	(6,120)	(63,509)
Proceeds from disposal (acquisition) of equipment	1,641	(8,217)	(8,693)	(17,937)	(421,441)

Net cash used in investing activities	1,642	(8,217)	(32,588)	(24,057)	(566,191)
Foreign exchange included in other comprehensive loss	(32,838)	—	(22,405)	(43,099)	(26,193)

Net Increase in Cash	948	17,749	2,927	(37,060)	1,025
Cash and equivalents, beginning	77	(2,850)	(2,850)	(8,889)	—

Cash and cash equivalents, ending	$1,025	$14,899	$77	$(45,949)	$1,025

Cash and cash equivalents consists of cash and short term borrowings (bank overdraft)
Supplemental disclosure of non-cash transactions:
Shares issued for services	$50,000	—	100,000	—	256,160
Shares issued for settlement of debt	$340,907	—	—	626,724	1,058,566

— See accompanying notes —

FIRSTLINE ENVIRONMENTAL SOLUTIONS INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
Period from August 21, 1997 (date of inception) through August 31, 2005

	Common Shares Shares	Amount	Additional paid-in capital	Deficit accumulated during the development phase	Other Comprehensive (Loss) Gain	Total
				(restated - see Note M)	(restated - see Note M)	(restated - see Note M)
Balance at August 21, 1997	—	$—	$—	$—	$—	$—

Common shares issued for
incorporation, organizational
and business plan development
services	5,000,000	$5,000	—	—	—	5,000

Net loss for the period	—	—	—	(5,000)	—	(5,000)

Balance at May 31, 1999 and 2000	5,000,000	5,000	—	(5,000)	—	—

Surrender and cancellation
of common shares	(3,315,000)	(3,315)	—	—	—	(3,315)

Common shares issued to
acquire EchoDrive project	16,000,000	16,000	59,000	—	—	75,000

Net income for the year	—	—	—	3,315	—	3,315

Balance at May 31, 2001	17,685,000	17,685	59,000	(1,685)	—	75,000

Net loss for the year	—	—	—	(274,113)	—	(274,113)

Balance at May 31, 2002	17,685,000	17,685	59,000	(275,798)	—	(199,113)

Surrender and cancellation
of common shares on
cancellation of EchoDrive project	(16,000,000)	(16,000)	(59,000)	—	—	(75,000)

Common shares issued to acquire
Firstline Recovery Systems Inc.	5,025,000	5,025	—	—	—	5,025

Common shares issued in settlement
of debt	951,000	951	89,984	—	—	90,935

Common shares issued for services
rendered	1,657,500	1,658	97,792	—	—	99,450

Translation adjustment	—	—	—	—	(21,246)	(21,246)

Net loss for the year	—	—	—	(455,330)	—	(455,330)

Comprehensive loss	—	—	—	—	—	(476,576)

Balance at May 31, 2003	9,318,500	$9,319	$187,776	$(731,128)	$(21,246)	$(555,279)

Common shares issued in settlement
of debt	3,540,844	3,541	623,183	—	—	626,724

Translation adjustment	—	—	—	—	43,099	43,099

Net loss for the year	—	—	—	(435,501)	—	(435,501)

Comprehensive loss	—	—	—	—	—	(392,402)

Balance at May 31, 2004	12,859,344	12,860	810,959	(1,166,629)	21,853	(320,957)

Common shares issued for services
rendered	2,000,000	2,000	98,000	—	—	100,000

Translation adjustment	—	—	—	—	(15,208)	(15,208)

Net loss for the year	—	—	—	(399,073)	—	(399,073)

Comprehensive loss	—	—	—	—	—	(414,281)

Balance at May 31, 2005	14,859,344	14,860	908,959	(1,565,702)	6,645	(635,238)

Common shares issued in settlement
of debt	2,147,471	2,147	338,760	—	—	340,907

Common shares issued for services
rendered	500,000	500	49,500	50,000

Translation adjustment	—	—	—	—	(32,838)	(32,838)

Net loss for period	—	—	—	(73,385)	—	(73,385)

Comprehensive loss	—	—	—	—	—	(106,223)

Balance at August 31, 2005	17,506,815	$17,507	$1,297,219	$(1,639,087)	$(26,193)	$(350,554)

— See accompany notes —

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note A — Organization and Description of Business

These consolidated financial statements include the accounts of Firstline Environmental Solutions Inc. (“Company”) which was incorporated on August 21, 1997 in accordance with the laws of the State of Florida and its wholly owned subsidiary Firstline Recovery Systems Inc. which was incorporated June 1, 1998 under the laws of British Columbia.

The Company is a Development Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7, “Accounting and Reporting by Development Stage Enterprises”. The Company’s principle business is the acquisition and exploration of mineral resources. The Company has generated no significant operating revenues and has incurred cumulative operating losses of approximately $1,639,087 (May 31, 2005 — $1,565,702).

Note B — Going Concern

The Company is fully dependent upon either, the future sale of shares or its current management and/or advances or loans from controlling shareholders or corporate officers to provide sufficient working capital to preserve the integrity of the corporate entity during the development phase.

There is no assurance that the Company will be able to obtain additional funding through the sales of additional shares or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company. It is the intent of management and controlling shareholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

Management has developed a business plan to address the Company’s net capital deficiency. This includes raising capital through its current Offering Memorandum and optioning some of the company’s mineral claims to other exploration companies. The Company is a publicly trading company on the Pink Sheets Exchange in the United States. Firstline Environmental Solutions Inc. is currently preparing documentation and disclosure statements for filing with the Securities Exchange Commission (SEC) to become a full reporting issuer on the OTC BB Exchange in the United States

Note C — Summary of Significant Accounting Policies

1.	Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year end is May 31.

2.	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note C — Summary of Significant Accounting Policies (Continued)

3.	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with FSAS No. 128 “Earnings per Share”. SFAS No. 128 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury method and convertible preferred shares using the if-converted method. In computing diluted EPS, the average shares price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As of August 31 2005 and May 31, 2005, respectively, the Company’s outstanding warrants are anti-dilutive due to operating losses.

4.	Comprehensive Income (Loss)

SFAS No. 130 “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at August 31, 2005, the company has only foreign exchange adjustments arising from consolidating its wholly owned Canadian subsidiary that represent a comprehensive loss in the financial statements.

5.	Cash and Cash Equivalents

The Company considers all highly-liquid investments with maturities of three months or less, at the time of issuance, to be cash and cash equivalents.

6.	Organization Costs

The Company has adopted the provisions of AICPA Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities” whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note C — Summary of Significant Accounting Policies (continued)

7.	Financial Instruments

i)	Fair Values

The fair values of cash, subscriptions receivable, accounts payable, bank indebtedness, short-term notes and amounts due to shareholders approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

ii)	Currency Risk

The Company is exposed to currency risk from transactions undertaken in Canadian dollars. At August 31, 2005, substantially all of the Company’s liabilities are denominated in Canadian dollars

8.	Mineral Properties

Costs of exploration, carrying and retaining unproven mineral properties are expensed as incurred

9.	Advertising Expenses

Advertising and marketing expenses are charged to operations as incurred.

10.	Income Taxes

The asset and liability method is used when accounting for income taxes. The deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, comprising primarily of accumulated amortization and unutilized non-capital losses. The deferred tax asset is related solely to the Company’s net operating loss carry forwards’ and is fully reserved.

11.	Foreign Currency Translation

The Company accounts for foreign currency transactions and translation of foreign currency financial statements under Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS 52”). Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Financial statements of the Company’s Canadian subsidiaries (see Note A) are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities. The Company’s investments in the structural capital of the Canadian subsidiary have been recorded at the historical cost in U.S. dollars. The resulting gains or losses are reported as a separate component of stockholders’equity and comprehensive income. The functional currency of the Canadian subsidiaries is the local currency, the Canadian dollar.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

12.	Recent Accounting Pronouncements

a.	In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153 “Exchange of Non-monetary Assets – An Amendment of APB Opinion No. 29". The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the company’s results of operations or financial position.

b.	In December 2004, the FASB issued SFAS No. 123R “Share Based Payment” (“SFAS123R”) which is a revision of SFAS No. 123 “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transaction in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entities equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transaction in which an entity obtains employee services in share based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instrument issued. Public entities other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have material effect on the Company’s results of operations or financial position.

c.	In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note D – Investments

Investments consist of:

On March 26, 2002, the Company paid $14,615 (Cdn $20,000) to purchase an option to acquire 49% of the outstanding shares of Slate Creek Mining Company Ltd. for Cdn $1,000,000. The option expires March 26, 2007.

On May 17, 2002 the Company’s subsidiary purchased a subscription to purchase 70,000 Class D Preferred shares of Fu Kwai Enterprises Ltd. for $51,150 ($Cdn 70,000). Fu Kwai Enterprises Ltd. is also a creditor of the subsidiary. Subsequently, Fu Kwai invoked a penalty clause in the loan canceling the subscription agreement. This resulted in a loss of $47,209.

Note E- Mineral claims

On May 15, 2005, the Company’s subsidiary Firstline Recovery Systems Inc. assigned to the Company its interest in certain mineral claims in the province of British Columbia more particularly known and described from the BC Mining Title Office as Tenure numbers Mineral titles 506235, 506328,506333, 506335, 506336, 506337 for Burns Mountain, and Placer titles 374389, 514918 for Hawks Placer claim and Joytown Placer Claim in exchange for $81,242 (Cdn $102,002). These claims were originally acquired by the Company’s subsidiary from various arm’s length individuals as follows:

        Burns Mountain claims acquired through several transactions between 1998 and 2000 for $45,500.

        Gold Nugget claim, acquired November 26, 1999 for $11,847

        Esperanza/Hawk claims acquired April 15, 2004 for $23,895.

The Company has obtained geological evidence indicating that there are probable reserves located on the mineral claims and has capitalized the claims pending further development.

On July 30, 2005, the Company sold an option to Georgia International Mining Corporation (“Georgia”) to purchase three mineral claims – Tenure Numbers 506335,506336 and506337 in exchange for $227,055 (Cdn $285,000) payable as follows: $27,884 (Cdn $35,000) which was paid at July 30, 2005, $99,586 (Cdn $125,000) payable on June 30, 2006 and $99,586 (Cdn $125,000) payable on June 30, 2007. Additionally, Georgia will complete an exploration program within one year of becoming a publicly trading company. Due to the uncertainty of whether Georgia will be able to meet the terms of the option agreement, the Company will recognize the disposal of these claims when the conditions for certainty are met. Similarly, the Company will recognize revenue from the sale when funds have been received. The Company recognized a reduction of $1 on the mineral claims in August 2005 for the sale of this option.

US GAAP requires that mineral exploration expenditures be charged to the Statement of Operations in the period incurred. Cumulative exploration costs on these mineral claims are $155,372 (May 31, 2005 — $182,477).

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note F- Equipment

	Cost	Accumulated Amortization	August 31 2005 Net	May 31 2005 Net

Equipment	$358,594	$215,629	$142,965	$152,219

At May 31, 2004, the Company discussed with its insurance company the necessary coverage the Company should have over its equipment. The insurance company’s representatives indicated that the fair value of the company’s equipment was significantly lower than its carrying value. Based upon this, an impairment charge of $64,532 was recorded at May 31,2004.

Note G – Due to Shareholders

The amounts due to shareholders are non-interest bearing, due on demand and secured by promissory notes.

Note H – Short-Term Notes

Short-term notes bear interest at rates from 0% to 36% per annum and are expected to be repaid or converted to common stock within one year.

Note I — Common Share Transactions

On October 31, 1999, the Company issued 5,000,000 shares to cover the costs of the development of the Company’s EchoDrive business plan. These costs were determined to be worth $5,000.

On June 25, 2000, the Company canceled an aggregate of 3,315,000 common shares issued on October 31, 1999. The Company then issued 16,000,000 shares to acquire 100% of the outstanding share of EchoDrive Ltd. This transaction was valued at $75,000 being the book value of EchoDrive. These actions caused the issued and outstanding shares to increase from 5,000,000 to 17,685,000.

On July 18, 2002, the Company sold the EchoDrive subsidiary back to its original shareholders in exchange for the 16,000,000 shares originally issued. The 16,000,000 share were then cancelled.

On November 18, 2002, the Company issued an aggregate of 7,633,500 common shares as follows: 5,025,000 shares to acquire its wholly owned subsidiary Firstline Recovery Systems Inc. valued at $5,025 being the book value of the subsidiary. 951,000 shares in settlement of the subsidiary’s debt of $90,935 and 1,657,500 shares for services rendered for consulting services and exploration and development services on the Company’s mineral claims valued at $99,450. Values were established through negotiations with the interested parties based upon an estimate of the potential value of the company’s assets.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note I — Common Share Transactions — continued

On December 31, 2003, the Company issued an aggregate of 3,140,844 shares in settlement of the subsidiary’s debt in the amount of $563,877 as per Debt Settlement Agreements with Firstline Recovery Systems Inc. Values were determined through negotiation with the interested parties and were based in part upon the underlying terms of the debt instruments surrendered and an estimate of the potential value of the company’s assets.

On May 17, 2004, an aggregate of 400,000 shares valued at $62,847 issued as per Debt Extension Bonus and Management Bonus Agreement Values were determined based upon the terms of the debt extensions negotiated and the values established for issuing shares previously.

On November 15 and November 16, 2004, the Company issued an aggregate 1,500,000 shares and 500,000 shares, respectively, in accordance with its engagement agreement with Graydon Elliott Capital Corporation dated June 4, 2004. These shares were valued at $100,000 which was the expected value of the services Graydon Elliott was to provide based upon their customary fees.

On June 14, 2005, the Company issued 2,147,471 shares in settlement of debt valued at $340,907. Values were negotiated with the interested parties under the same basis as previous share for debt exchanges.

On June 14, 2005, the Company issued 500,000 shares in exchange for consulting services. The value was determined based upon the fees that would customarily be charged for such services.

Note J — Warrants

At August 31, 2005, the Company has the following warrants outstanding:

Number	Exercise Price	Expiry Date
350,000 150,000 40,000 50,000 700,000 12,500 181,066 133,332 114,814 297,000 145,187 33,416 40,000 2,247,315 =======	$0.35 0.35 0.35 0.35 0.30 0.35 0.30 0.35 0.35 0.30 0.35 0.35 0.30	October 1, 2005
October 6, 2005
October 9, 2005
October 15, 2005
October 15, 2005
November 1, 2005
November 26, 2005
November 28, 2005
December 1, 2005
December 1, 2005
December 17, 2005
February 15, 2006
April 30, 2006

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note J – Warrants (Continued)

The warrants were issued as inducements for debt holders to extend or convert their debt. The warrants were valued using the Black Scholes Option Pricing Model. Share prices were determined as described in Note I to be in a range between $0.06 and $0.25. It is assumed that the interest rate is 3.75%, the dividend rate is nil and the volatility is 70%. As there is not an established market for the Company’s shares the volatility of a similar company that is actively traded was used. It was determined that the financing charges represented by issuance of these warrants were not material.

Note K– Related Party Transactions

1.	Amounts due from related parties are non-interest bearing and are due on demand.

2.	Amounts due to shareholders and loan payable bear interest at rates ranging between 0 to 50% and are due on demand.

3.	Transactions during the year:

	August 31 2005	May 31, 2005

Interest	$18,180	$66,930
Management fees	50,000	22,325

Those transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

4.	During the year ended May 31, 2004, the Company issued 1,228,318 common shares to officers or principal shareholders of the Company in settlement of debt in the amount of $160,032 and provision of services.

During the three months ended August 31, 2005, the Company issued 2,647,471 common shares of which, 2,147,471 were issued in settlement of debt in the amount of $340,907 and 500,000 were issued for the provision of services valued at $50,000.

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note L — Income Taxes

As of May 31, 2005, the Company has a net operating loss carry-forward of approximately $1,605,260 to offset future taxable income. Subject to current regulations, these loss carry-forwards will expire between 2006 to 2017. The amount and availability of the net operating loss carry-forward may be subject to limitations set forth by the Internal Revenue Service and Canada Revenue Agency. Factors include various circumstances such as whether there is a deemed more than 50 percent change in control.

The Company has determined that it is more likely than not, that the tax benefit of approximately $578,000 from these losses carried will not be realized. As a result the company has taken a 100% valuation reserve against recording the deferred tax asset arising from these loss carryforwards

The Company is intending to sell Flow-Through shares, whereby the company renounces its exploration expenses to its investors. The renunciation of the exploration expenses provides a tax benefit to the Company’s investors. At issuance, the Flow-Through shares will be valued at fair value. The excess of proceeds received over fair value will be recorded as a tax benefit liability. When the exploration expenses are renounced, the tax benefit liability will be allocated between deferred income taxes and deferred income tax liability at the prevailing corporate tax rate.

Note M – Restatement of financial statements

In November 2004 the company issued 2,000,000 common shares for management services. In January 2005 the company terminated the agreement because of perceived non-performance by the other party. These shares were then recorded as a subscription receivable as the Company intended for the other party to pay for the shares at the determined value of $100,000. In August 2005 the company readdressed the original issuance of these shares and determined that the other party had rendered sufficient services in consideration for these shares and directed the amount recorded as a subscription receivable be charged to consulting fees.

In November 2005 the Company also realized that it had made an error in the application of the translation methods to the subsidiaries foreign financial statements. Originally, during the years ended May 31, 2005 and May 31, 2004 the Company translated the foreign subsidiaries financial statements assuming that the functional currency of the subsidiary was the United States dollar. For the three months ended August 31, 2005 the Company changed its method of translation so that the functional currency of the foreign subsidiary was the Canadian dollar, which it should be. However, the functional currency of the foreign subsidiary should have been the Canadian dollar since fiscal 2002. Accordingly, the amounts previously recorded on the May 31, 2004 and 2005 financial statements as a foreign currency item on the income statement has now been changed to be a separate component of shareholders’ deficiency and also a component of other comprehensive income. The consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity and cash flows have been restated to effect these changes.

In November 2005 the Company realized that it had not accrued interest on its short term notes for the quarter ended August 31, 2005. The foreign currency translation of its foreign subsidiary as described above also affected certain balances. The consolidated balance sheets, consolidated statements of operations, changes in shareholders’ equity and cash flows have been restated to effect these changes.

While preparing the financial statements for August 31, 2005, the company noticed that it had incorrectly valued the shares exchanged for management services. Originally the 500,000 shares provided to a Director for services was valued at a deem price of $0.25 per share for a total expense of $125,000. In

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note M – Restatement of financial statements (continued)

retrospect, the value of the services should have been for only $50,000 or $0.10 per share. The financial statements for August 31, 2005 have been restated to effect these changes.

The following presents the effect on the Company’s previously issued financial statements for the three months ended August 31, 2005 and the years ended May 31, 2005 and 2004:

Balance sheet as at August 31, 2005 —

	Previously Reported	Increase (Decrease)	Restated

Accounts payable	$186,353	$18,065	$204,418
Additional paid in capital	1,372,219	(75,000)	1,297,219
Deficit	(1,689,377)	(50,290)	(1,639,087)
Accumulated comprehensive loss	(32,838)	6,645	(26,193)

Statement of operations for the year ended August 31, 2005 —

	Previously Reported	Increase (Decrease)	Restated

Mineral exploration and development	$(27,106)	$1	$(27,105)
(recovery)
Management fees	127,454	75,000	52,454
Bank charges and interest	1,930	16,380	18,310
Total operating expenses	159,110	(58,620)	100,490
Net Loss	(132,004)	(58,620)	(73,385)
Net loss per share	(0.01)	0.01	(0.00)

Statement of cash flows for the year ended August 31, 2005 —

	Previously Reported	Increase (Decrease)	Restated

Net loss	($132,004)	($ 58,620)	($ 73,385)
Increase in accounts payable	2,620	16,383	19,003
Decrease in amount due to shareholders	(331,417)	(892)	(332,309)
Net cash used in operating activities	(432,873)	465,017	32,144
Proceeds from disposal of equipment	0	1,641	1,641

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note M – Restatement of financial statements (continued)

Statement of changes in shareholders’ deficiency for the three months ended August 31, 2005 —

	Previously Reported	Increase (Decrease)	Restated

Net loss for the year	($ 132,004)	($ 58,620)	($ 73,385)
Deficit as at August 31, 2005	(1,689,377)	(50,290)	(1,639,087)
Other comprehensive loss	(32,838)	6,645	(26,193)
Total - August 31, 2005	(332,489)	(18,065)	(350,554)

Balance sheet as at May 31, 2005 —

	Previously Reported	Increase (Decrease)	Restated

Subscription receivable	$100,000	$(100,000)	$0
Accounts payable	183,733	1,684	185,415
Deficit	(1,457,373)	(108,329)	(1,565,702)
Accumulated comprehensive loss	0	6,645	6,645

Statement of operations for the year ended May 31, 2005 —

	Previously Reported	Increase (Decrease)	Restated

Foreign exchange	$15,208	($ 15,208)	$0
Consulting fees	7,943	100,000	107,943
Total operating expenses	172,298	84,792	257,090
Net Loss	(314,281)	(84,792)	(399,073)
Net loss per share	(0.023)	(0.007)	(0.03)

Statement of cash flows for the year ended May 31, 2005 —

	Previously Reported	Increase (Decrease)	Restated

Net loss	($314,281)	($ 84,792)	($399,073)
Increase in subscription receivable	100,000	(100,000)	0
Net cash used in operating activities	(64,618)	122,538	57,920
Foreign exchange	15,208	(37,613)	(22,405)

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note M – Restatement of financial statements (continued)

Statement of changes in shareholders’ deficiency for the year ended May 31, 2005 —

	Previously Reported	Increase (Decrease)	Restated

Net loss for the year	($ 314,281)	(84,792)	($ 399,073)
Translation adjustment	0	(15,208)	(15,208)
Deficit as at May 31, 2005	(1,457,374)	(108,328)	(1,565,702)
Other comprehensive loss	0	6,645	6,645
Total - May 31, 2005	(533,556)	(101,682)	(635,238)

Balance sheet as at May 31, 2004 —

	Previously Reported	Increase (Decrease)	Restated

Accounts payable	$181,567	1,684	183,251
Deficit	(1,143,093)	(23,536)	(1,166,629)
Accumulated comprehensive loss	0	21,853	21,853

Statement of operations for the year ended May 31, 2004 —

	Previously Reported	Increase (Decrease)	Restated

Foreign exchange	($ 43,099)	$43,099	$0
Total operating expenses	305,728	43,099	348,827
Net Loss	(392,402)	(43,099)	(435,501)
Net loss per share	0.037	0.003	0.04

Statement of cash flows for the year ended May 31, 2004 —

	Previously Reported	Increase (Decrease)	Restated

Net loss	($392,402)	($ 43,099)	($435,501)
Foreign exchange	(43,099)	43,099	0
Foreign exchange translation	0	(43,099)	(43,099)

Firstline Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
August 31, 2005

Note M – Restatement of financial statements (continued)

Statement of changes in shareholders’ deficiency for the year ended May 31, 2004 —

	Previously Reported	Increase (Decrease)	Restated

Net loss for the year	($ 392,402)	($ 43,099)	($ 435,501)
Translation adjustment	0	(43,099)	(43,099)
Deficit as at May 31, 2004	(1,143,093)	(23,536)	(1,166,629)
Other comprehensive gain	0	21,853	21,853
Total - May 31, 2004	(319,275)	(1,682)	(320,957)

Statement of changes in shareholders’ deficiency for the year ended May 31, 2003 —

	Previously Reported	Increase (Decrease)	Restated

Net loss for the year	($476,576)	$21,246	($455,330)
Translation adjustment	0	(21,246)	(21,246)
Deficit as at May 31, 2003	(750,689)	19,561	(731,128)
Other comprehensive loss	0	(21,246)	(21,246)
Total - May 31, 2003	(553,595)	(1,684)	(555,279)

PART III

Item 1.     Index to Exhibits

Exhibit No.	Identification of Exhibit
2.1	Articles of Incorporation *
2.2	Articles of Amendment dated March 1, 2000 *
2.3	Articles of Amendment dated October 19, 2001 *
3.1	Form of Specimen of Common Stock *
3.2	Form of 2003 Debt Settlement Agreement *
3.3	Form of 2005 Common Stock Purchase Warrant *
10.1	Intellectual Property Assignment Agreement dated June 4, 1998 *
10.2	Pro Act Management Consulting Contract *
10.3	Georgia International Mining Option Agreement dated July 30, 2005 *
10.4	Golden Spike Agreement dated March 26, 2002 **

*	Previously filed with Form 10-SB Registration Statement on September 13, 2005

**	Previously filed with Form 10-SB/A Registration Statement on November 2, 2005

SIGNATURES

        Pursuant ot the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2005	FIRSTLINE ENVIRONMENTAL SOLUTIONS, INC. By: /s/ TOM HATTON Tom Hatton, President

II-1